Pricing supplement no. 740
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 95-I dated August 27, 2007*

Registration Statement No. 333-130051
Dated October 12, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. **$4,838,000** **Least Performing Index Knock-Out Annual Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due October 17, 2012**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 17, 2012[†].
- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the five annual Review Dates, each of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are at or above their respective Call Levels applicable to that Review Date. If the notes are not called, investors are protected at maturity against up to a 50% decline of any Index on the final Review Date; however, if any Index declines by more than 50% on the final Review Date, investors will lose 1% of their principal for every 1% that such Index declines below its closing level on the pricing date. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a call premium payment if the notes are called.
- The first Review Date, and therefore the earliest call date, is October 20, 2008.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 95-I, supersede the terms set forth in product supplement no. 95-I. For example, if the notes are not called and a mandatory redemption is not triggered, at maturity you will lose the protection afforded by the Knock-Out Buffer Amount of 50% if the Ending Index Level of any Index declines from its Initial Index Level by more than the Knock-Out Buffer Amount of 50% on the final Review Date. Under these circumstances, your principal will not be protected against *any* depreciation in the Least Performing Index, and you may lose some or all of your investment at maturity. You will be subject to this potential loss even though the Knock-Out Buffer Amount is not described in the accompanying product supplement no. 95-I.**
- The notes priced on October 12, 2007 and are expected to settle on or about October 17, 2007.

Key Terms

Indices:	The S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (each an "Index," and collectively, the "Indices")
Automatic Call:	On any Review Date, if the Index closing level for each Index is greater than or equal to its respective Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	100% of the Initial Index Level for each Index
Payment if Called:	For every $1,000 principal amount note, you will receive $1,000 plus a call premium calculated as follows: • 20.00% x $1,000 if called on the first Review Date • 40.00% x $1,000 if called on the second Review Date • 60.00% x $1,000 if called on the third Review Date • 80.00% x $1,000 if called on the fourth Review Date • 100.00% x $1,000 if called on the final Review Date
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against a decline of any Index of up to the Knock-Out Buffer Amount of 50%. If none of the Ending Index Levels has declined by more than the Knock-Out Buffer Amount of 50% on the final Review Date relative to its respective Initial Index Level, you will receive the principal amount of your notes at maturity. If the percentage decline of the Ending Index Level of any Index relative to its respective Initial Index Level is greater than the Knock-Out Buffer Amount of 50% on the final Review Date, **you will lose 1% of the principal amount of your notes for every 1% that the Least Performing Index declines below its Initial Index Level**, and your payment per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x the Least Performing Index Return) where the "Least Performing Index Return" is the lowest of the Index Return for the S&P 500® Index, the Index Return for the Dow Jones EURO STOXX 50® Index and the Index Return for the Nikkei 225 Index. *Assuming the notes are not called, you will lose some or all of your investment at maturity if the Least Performing Index Return reflects a percentage decline of greater than the Knock-Out Buffer Amount of 50% on the final Review Date.*
Knock-Out Buffer Amount:	50%
Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows: $$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 1561.80 for the S&P 500® Index, 4476.02 for the Dow Jones EURO STOXX 50® Index and 17331.17 for the Nikkei 225 Index.
Ending Index Level:	For each Index, the Index closing level on the final Review Date.
Least Performing Index:	On any trading day, the Index with the Least Performing Index Return, calculated as if the Ending Index Level for each Index were the closing level of such Index on such trading day.
Review Dates[†]:	October 20, 2008 (first Review Date), October 16, 2009 (second Review Date), October 15, 2010 (third Review Date), October 14, 2011 (fourth Review Date) and October 12, 2012 (final Review Date)
Maturity Date[†]:	October 17, 2012
CUSIP:	48123MBF8

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 95-I.

Investing in the Least Performing Index Knock-Out Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 95-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$34.50	$965.50
Total	$4,838,000	$166,911	$4,671,089

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $34.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $27.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-32 of the accompanying product supplement no. 95-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 95-I dated August 27, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 4, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 95-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 95-I dated August 27, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003697/e28374_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index closing level for each Index is greater than or equal to its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 20.00% x $1,000 if called on the first Review Date; (ii) 40.00% x $1,000 if called on the second Review Date; (iii) 60.00% x $1,000 if called on the third Review Date; (ii) 80.00% x $1,000 if called on the fourth Review Date; or (v) 100.00% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is five years, the notes will be called before maturity if the Index closing level for each of the Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this pricing supplement.
- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not called and none of the Ending Index Levels declines by more than the Knock-Out Buffer Amount of 50% on the final Review Date relative to its respective Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level for any Index declines by more than the Knock-Out Buffer Amount of 50% on the final Review Date relative to its respective Initial Index Level, for every 1% that the Least Performing Index has declined below its Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.
- **DIVERSIFICATION OF THE INDICES** — The return on the notes at maturity is linked to the Least Performing Index, which will be one of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. For additional information on each Index, see the information set forth under "The S&P 500® Index," "The Dow Jones EURO STOXX 50® Index" and "The Nikkei 225 Index" in the accompanying product supplement no. 95-I.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 95-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of the notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 95-I dated August 27, 2007. *The risk considerations described below supplement and, to the extent they conflict with the risk factors described under "Risk Factors" in the accompanying product supplement no. 95-I, supersede the risk factors set forth in product supplement no. 95-I.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not called and the percentage decline of the Ending Index Level of any Index relative to its respective Initial Index Level is greater than the Knock-Out Buffer Amount of 50% on the final Review Date, you will lose 1% of your principal amount for every 1% decline in the Ending Index Level of the Least Performing Index relative to its Initial Index Level.

- **YOUR PROTECTION MAY TERMINATE ON THE FINAL REVIEW DATE** — If the notes are not called and the Ending Index Level of any Index has declined from its Initial Index Level by more than the Knock-Out Buffer Amount of 50% on the final Review Date, the protection provided by the Knock-Out Buffer Amount of 50% will terminate, and at maturity you will be fully exposed to any depreciation in the Least Performing Index. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Index Level of the Least Performing Index as compared to its Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, it would be more likely for you to receive a higher percentage of the principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
- **THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LEAST PERFORMING INDEX** — You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their respective component stocks. An automatic call will be triggered only if all three Indices are at or above their respective Call Levels on one of the Review Dates and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Least Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the Index closing levels of two of the three Indices are at or above their respective Call Levels on each Review Date. The performances of the three Indices may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.
- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the Indices, which may be significant. Because the Index closing level of any Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in any, some or all of the Indices.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index would have.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of each Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying each Index;
  - the expected positive or negative correlation between the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column "Appreciation/Depreciation of Index with Least Performing Index Return at Review Date." **The following table assumes that the Least Performing Index for the entire term of the notes will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Least Performing Index for purposes of calculating your return on the notes on any Review Date or at maturity.** The following table assumes a Call Level equal to a hypothetical Initial Index Level of 4400 for the Least Performing Index. The table reflects that the percentages used to calculate the call price applicable to the first, second, third, fourth and final Review Dates are 20.00%, 40.00%, 60.00%, 80.00% and 100.00%, respectively, regardless of the appreciation of the Least Performing Index, which may be significant. There will be only one payment on the notes, whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the Index closing level for each Index must be greater than or equal to its respective Call Level on one of the Review Dates.

Level of Index with Least Performing Index Return at Review Date	Appreciation/ Depreciation of Index with Least Performing Index Return at Review Date	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return if called at Third Review Date	Total Return if called at Fourth Review Date	Total Return at Final Review Date
7920.00	80.00%	20.00%	40.00%	60.00%	80.00%	100.00%
7480.00	70.00%	20.00%	40.00%	60.00%	80.00%	100.00%
7040.00	60.00%	20.00%	40.00%	60.00%	80.00%	100.00%
6600.00	50.00%	20.00%	40.00%	60.00%	80.00%	100.00%
6160.00	40.00%	20.00%	40.00%	60.00%	80.00%	100.00%
5720.00	30.00%	20.00%	40.00%	60.00%	80.00%	100.00%
5280.00	20.00%	20.00%	40.00%	60.00%	80.00%	100.00%
5060.00	15.00%	20.00%	40.00%	60.00%	80.00%	100.00%
4840.00	10.00%	20.00%	40.00%	60.00%	80.00%	100.00%
4620.00	5.00%	20.00%	40.00%	60.00%	80.00%	100.00%
4400.00	**0.00%**	**20.00%**	**40.00%**	**60.00%**	**80.00%**	**100.00%**
4395.60	-0.10%	N/A	N/A	N/A	N/A	0.00%
4180.00	-5.00%	N/A	N/A	N/A	N/A	0.00%
3960.00	-10.00%	N/A	N/A	N/A	N/A	0.00%
3740.00	-15.00%	N/A	N/A	N/A	N/A	0.00%
3520.00	-20.00%	N/A	N/A	N/A	N/A	0.00%
3080.00	-30.00%	N/A	N/A	N/A	N/A	0.00%
2640.00	-40.00%	N/A	N/A	N/A	N/A	0.00%
2200.00	-50.00%	N/A	N/A	N/A	N/A	0.00%
1760.00	-60.00%	N/A	N/A	N/A	N/A	-60.00%
1320.00	-70.00%	N/A	N/A	N/A	N/A	-70.00%
880.00	-80.00%	N/A	N/A	N/A	N/A	-80.00%
440.00	-90.00%	N/A	N/A	N/A	N/A	-90.00%
0.00	-100.00%	N/A	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Least Performing Index increases from the Initial Index Level of 4400 to an Index closing level of 4840 on the first Review Date. Because the Index closing level of the Least Performing Index (4840) on the first Review Date is greater than the Call Level of 4400, the notes are automatically called, and the investor receives a single payment of $1,200 per $1,000 principal amount note.

Example 2: The level of the Least Performing Index decreases from the Initial Index Level of 4400 to an Index closing level of 3960 on the first Review Date, 3520 on the second Review Date, 3080 on the third Review Date, 2640 on the fourth Review Date and 2200 on the final Review Date. Because (a) the Index closing level of the Least Performing Index on each of the Review Dates (3960, 3520, 3080, 2640 and 2200) is less than the Call Level of 4400, and (b) the Ending Index Level of the Least Performing Index has not declined from the Initial Index Level by more than Knock-Out Buffer Amount of 50% on the final Review Date, the notes are not called, and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Least Performing Index decreases from the Initial Index Level of 4400 to an Index closing level of 3960 on the first Review Date, 3520 on the second Review Date, 3080 on the third Review Date, 2640 on the fourth Review Date and 1760 on the final Review Date. Because (a) the Index closing level of the Least Performing Index on each of the Review Dates (3960, 3520, 3080, 2640 and 1760) is less than the Call Level of 4400, and (b) the Ending Index Level of the Least Performing Index has declined from the Initial Index Level by more than Knock-Out Buffer Amount of 50% on the final Review Date, the notes are not called and the investor receives a payment at maturity that is less than the principal amount of each $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -60\%) = \$400$$

Example 4: The level of the Least Performing Index decreases from the Initial Index Level of 4400 to an Index closing level of 1760 on the first Review Date, 1320 on the second Review Date, 880 on the third Review Date, 440 on the fourth Review Date and 3080 on the final Review Date. Because (a) the Index closing level of the Least Performing Index on each of the Review Dates (1760, 1320, 880, 440 and 3080) is less than the Call Level of 4400, and (b) the Ending Index Level of the Least Performing Index has not declined from the Initial Index Level by more than Knock-Out Buffer Amount of 50% on the final Review Date, the notes are not called, and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 5: The level of the Least Performing Index decreases from the Initial Index Level of 4400 to an Index closing level of 4180 on the first Review Date, 3960 on the second Review Date, 1760 on the third Review Date and 3520 on the fourth Review Date. However, on the final Review Date, the level of the Least Performing Index increases to an Index closing level of 4620. Because (a) the Index closing level of the Least Performing Index on the first four Review Dates (4180, 3960, 1760 and 3520) is less than the Call Level of 4400, and (b) the Index closing level of the Least Performing Index (4620) on the final Review Date is greater than the Call Level of 4400, the notes are automatically called, and the investor receives a single payment of $2,000 per $1,000 principal amount note.

Historical Information

The following graphs set forth the historical weekly performance of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index based on the applicable weekly Index closing level from January 4, 2002 through October 12, 2007. The Index closing level of the S&P 500® Index on October 12, 2007 was 1561.80. The Index closing level of the Dow Jones EURO STOXX 50® Index on October 12, 2007 was 4476.02. The Index closing level of the Nikkei 225 Index on October 12, 2007 was 17331.17.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any of the Indices on any Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.





